SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                Amendment No. 1
                                       to
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                         DE ANZA PROPERTIES - XII, LTD.
                            (Name of Subject Company)


                             MacKENZIE FUND 10, L.P.
                              MP VALUE FUND 4, L.P.
           PAT PATTERSON WESTERN SECURITIES, INC. PROFIT SHARING PLAN
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.
                                  CAL KAN, INC.

                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                    Copy to:
C.E. Patterson                                 Paul J. Derenthal, Esq.
Moraga Partners, Inc.                          Derenthal & Dannhauser
1640 School Street, Suite 100                  455 Market Street, Suite 1600
Moraga, California  94556                      San Francisco, California  94105
(510) 631-9100                                 (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

CUSIP NO.   None                   14D-1                     Page  of ___ Pages
          --------


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            MACKENZIE FUND 10, L.P.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                           (a)      __
                                                           (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                    --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person  4,559


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                  20.1%


10. Type of Reporting Person (See Instructions)

                     PN


dax-3/14d1.2

CUSIP NO.   None                14D-1                        Page  of ___ Pages
          --------


1. Name of Reporting Person
   S.S. or I.R.S. Identification Nos. of Above Person

           MP VALUE FUND 4, L.P.

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3. SEC Use Only

4. Sources of Funds (See Instructions)

           WC

5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6. Citizenship or Place of Organization

           California

7. Aggregate Amount Beneficially Owned by Each Reporting Person  4,559


8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9. Percent of Class Represented by Amount in Row (7)                  20.1%


10.Type of Reporting Person (See Instructions)

                     PN


dax-3/14d1.2

CUSIP NO.   None                 14D-1                      Page  of ___ Pages
          --------


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                  (a)      __
                                                                  (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person  4,559


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                           --

9.  Percent of Class Represented by Amount in Row (7)                  20.1%


10. Type of Reporting Person (See Instructions)

                     PN



dax-3/14d1.2

CUSIP NO.   None                  14D-1                      Page  of ___ Pages
          --------


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            CAL KAN, INC.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person  4,559


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)
                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                  20.1%


10. Type of Reporting Person (See Instructions)

                     PN



dax-3/14d1.2

CUSIP NO.   None                   14D-1                     Page  of ___ Pages
          --------


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            PAT PATTERSON WESTERN SECURITIES, INC. PROFIT SHARING PLAN

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person  4,559


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                  20.1%


10. Type of Reporting Person (See Instructions)

                     PN



dax-3/14d1.2

     This Amendment No. 1 to Schedule 14D-1 is filed in order to reflect an amendment to the Offer to Purchase dated February 7, 1997 and filed as Exhibit
(a)(1) to the original Schedule 14D-1. The second paragraph of Section 13 of the Offer to Purchase is amended to read, in part, as set forth below, with the deleted language in brackets and the conditions of the Offer as so revised shall be effective for the Offer described therein. The Purchasers will not be entitled to assert any of the listed conditions occuring after the Expiration Date.

     The second paragraph of Section 13 in the Offer to Purchase is hereby amended to read as follows:

     "The Purchasers shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date [acceptance of such Units for payment or the payment therefore], any of the following conditions exists: ..."

                                   SIGNATURES

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       February 28, 1997

MacKENZIE FUND 10, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/Victoriaan Tacheira
                     Victoriaan Tacheira, Senior Vice President

MP VALUE FUND 4, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/Victoriaan Tacheira
                     Victoriaan Tacheira, Senior Vice President


PAT PATTERSON WESTERN SECURITIES, INC. PROFIT SHARING PLAN

By:          /s/C. E. Patterson
             C. E. Patterson, Trustee

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/Victoriaan Tacheira
                     Victoriaan Tacheira, Senior Vice President

CAL KAN, INC.

By:          /s/C. E. Patterson
             C. E. Patterson, President



dax-3/14d1.2
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